15047004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 41st Floor
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Martins 617-531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MATTHEW K. SENEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014 AND 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WFS, LLC

We have audited the accompanying statements of financial condition of WFS, LLC as of December 31, 2014 and 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. WFS, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial condition of WFS, LLC as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 25, 2015

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

WFS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

Statement of Financial Condition

	2014	2013
Assets		
Cash	$ 46,689	$ 75,805
Deposits with clearing brokers	25,000	25,000
Receivables from non-customers	14,942	37,567
Prepaid expenses	9,046	8,674
	$ 95,677	$ 147,046
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 13,574	$ 13,452
Due to member for administrative services	12,022	9,334
	$ 25,596	$ 22,786
Member's Equity	70,081	124,260
	$ 95,677	$ 147,046

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC).

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions, performance fees, placement fees, and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2014 and 2013.

Income Taxes

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the return of its parent company, Wainwright Investment Counsel, LLC ("WIC"). The members of WIC are individually liable for the taxes on their share of the Company's income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2014 or 2013. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company believes it is no longer subject to examination by federal and state taxing authorities for tax years before 2011.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement (the Agreement). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon Section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell Interests via private placements conducted in accordance with the requirements

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors.

The Company entered into a Private Placement Agreement on January 2, 2014 with Dreadnought GP, LLC ("Dreadnought GP") General Partner to Wainwright Dreadnought Master Fund L.P. ("Master Fund"), a Cayman Islands Limited Partnership and Wainwright Dreadnought Fund L.P. ("Domestic Feeder Fund"), a Delaware Limited Partnership, and with Dreadnought Management LLC ("Dreadnought Management") the Manager to the Master Fund, Domestic Feeder Fund, and Wainwright Dreadnought Fund Ltd, ("Off-Shore Feeder Fund") a Cayman Islands exempted company.

The Domestic Feeder Fund and Off-Shore Feeder Fund are feeder funds to the Master Fund (collectively "the Dreadnought Funds"). The Dreadnought Funds are pooled investment vehicles that are not registered under the Investment Company Act of 1940 in reliance upon Section 3(c)(1) of the 1940 Act. Under the Agreement the Company acts as Placement Agent to the Dreadnought Funds and is authorized to offer and sell Interests and Shares via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement the Company shall receive 20% of the Management Fee no later than 30 business days following the receipt of payment by Dreadnought Management of the Management Fee related to approved investors. The Company shall receive 10% of the Incentive Allocation not later than 30 business days following receipt of Dreadnought GP's allocation related to approved investors.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $46,093, which was $41,093 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .56 to 1

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.